FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of Inside Information dated June 24, 2025

Item 1

Banco Santander, S.A., ("Santander" or the "Offeror") in accordance with the provisions of the securities market legislation, communicates the following:

INSIDE INFORMATION

Santander announces that it is inviting holders (subject to the offer restrictions and the other information under Important Information set forth below) of its outstanding €1,500,000,000 4.375 per cent. Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (ISIN: XS2102912966) (the "Preferred Securities") to tender their Preferred Securities for purchase by the Offeror for cash in an aggregate nominal amount of up to the Maximum Acceptance Amount (as defined below), subject to pro rata scaling, if applicable, and subject to applicable law and regulation and the offer and distribution restrictions and the satisfaction or waiver of the New Financing Condition (as defined below) and the other conditions described in the tender offer memorandum dated 24 June 2025 (the "Tender Offer Memorandum") (the "Offer"). The repurchase of the Preferred Securities has been authorised by the European Central Bank.

Description of Preferred Securities	ISIN	Outstanding Nominal Amount	First Optional Redemption Date	Purchase Price	Amount subject to the Offer
€1,500,000,000 4.375 per cent. Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	XS2102912966	€1,500,000,000	14 January 2026	100 per cent.	Subject as set out herein, up to an aggregate nominal amount of the Preferred Securities expected to be equal to the aggregate nominal amount of the New Preferred Securities (as defined below). The Maximum Acceptance Amount will be announced as soon as practicable after the pricing of the New Preferred Securities, subject to the right of the Offeror to increase or decrease such amount in its sole and absolute discretion

THE OFFER WILL COMMENCE ON 24 JUNE 2025 AND WILL EXPIRE AT 5.00 P.M. (CET TIME) ON 30 JUNE 2025 (THE "EXPIRATION TIME") UNLESS EXTENDED, WITHDRAWN, AMENDED OR TERMINATED AT THE SOLE AND ABSOLUTE DISCRETION OF THE OFFEROR.

THE DEADLINES SET BY ANY INTERMEDIARY OR CLEARING SYSTEM MAY BE EARLIER THAN THE ABOVE DEADLINE.

The Offer is made on the terms and subject to the conditions (including the New Financing Condition) contained in the Tender Offer Memorandum and should be read in conjunction with the Tender Offer Memorandum. Capitalised terms used but not otherwise defined in this announcement shall have the meaning given to them in the Tender Offer Memorandum.

The submission of a valid Tender Instruction through the Clearing Systems will be irrevocable except in the limited circumstances in which the revocation of a Tender Instruction is specifically permitted in accordance with the terms of the Offer.

Preferred Securities may only be Offered for Sale in multiples of €200,000, being the liquidation preference of the Preferred Securities.

Rationale for the Offer

The rationale for the Offer is to efficiently manage the Offeror’s Tier 1 capital position and optimise the liquidity and debt maturity profile of the Offeror. Preferred Securities purchased by the Offeror pursuant to the Offer will be cancelled and will not be re-issued or re-sold. Preferred Securities which have not been validly submitted and accepted for purchase pursuant to the Offer will remain outstanding.

Amount subject to the Offer

The Offeror proposes to accept Preferred Securities for purchase up to the Maximum Acceptance Amount on the terms and subject to the conditions (including the satisfaction or waiver of the New Financing Condition) contained in the Tender Offer Memorandum (although the Offeror reserves the right, in its sole and absolute discretion and for any reason, to increase or decrease the Maximum Acceptance Amount). The acceptance of any Preferred Securities validly Offered for Sale is at the sole and absolute discretion of the Offeror and the Offeror reserves the absolute right not to accept any Preferred Securities validly Offered for Sale pursuant to the Offer.

New Preferred Securities and New Financing Condition

The Offeror also announces its intention, subject to market conditions, to issue a new series of euro-denominated non-step-up non-cumulative contingent convertible perpetual preferred tier 1 securities (the "New Preferred Securities"). Whether the Offeror will accept for purchase any Preferred Securities validly tendered in the Offer is subject, without limitation, to (unless such condition is waived by the Offeror in its sole and absolute discretion) the successful completion (in the sole determination of the Offeror) of the issue of the New Preferred Securities (the "New Financing Condition").

The New Preferred Securities are being offered outside the United States to non-U.S. persons, pursuant to the provisions of Regulation S of the United States Securities Act of 1933 ("Regulation S"), as amended (the “Securities Act”). The New Preferred Securities will not be registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. Any investment decision to purchase any New Preferred Securities should be made solely on the basis of the information contained in the preliminary offering circular relating to the New Preferred Securities that has been made available to investors together with pricing details.

Priority in Allocation of the New Preferred Securities

A Qualifying Holder who wishes to subscribe for New Preferred Securities in addition to tendering its Preferred Securities for purchase pursuant to the Offer may receive, at the sole and absolute discretion of the Offeror, priority in the allocation of the New Preferred Securities, subject to the issue of the New Preferred Securities and such Qualifying Holder making a separate application for the purchase of such New Preferred Securities.

Qualifying Holders should note that the pricing and allocation of the New Preferred Securities are expected to take place prior to the Expiration Time for the Offer and any Qualifying Holder that wishes to subscribe for New Preferred Securities in addition to tendering existing Preferred Securities for purchase pursuant to the Offer should therefore provide, as soon as practicable, and prior to the allocation of the New Preferred Securities, to the Dealer Managers (referred to below) any indications of a firm intention to tender Preferred Securities for purchase pursuant to the Offer and the quantum of Preferred Securities that it intends to tender in order for this to be taken into account as part of the New Preferred Securities allocation process in accordance with the provisions above.

Please refer to the Tender Offer Memorandum for further details.

Purchase Price

The Purchase Price shall be 100 per cent. of the nominal amount of the Preferred Securities accepted for purchase pursuant to the Offer.

Tender Consideration

The consideration (the "Tender Consideration") payable on the Settlement Date (referred to below) to a Qualifying Holder whose Preferred Securities are validly Offered for Sale and accepted for purchase by the Offeror pursuant to the Offer will be an amount in euro equal to the sum of:

(i)	the product of (x) the Purchase Price and (y) the nominal amount of the relevant Preferred Securities; and

(ii)	an amount in cash equal to distributions accrued and unpaid (if any) from (and including) the distribution payment date immediately preceding the Settlement Date to (but excluding) the Settlement Date, calculated in accordance with the terms and conditions of the Preferred Securities, unless distributions on the Preferred Securities for that period are cancelled, rounded, if necessary, to the nearest €0.01, with €0.005 being rounded upwards.

Maximum Acceptance Amount

The Offeror proposes to accept Preferred Securities for purchase up to a maximum aggregate nominal amount of Preferred Securities expected to be equal to the aggregate nominal amount of the New Preferred Securities (the “Maximum Acceptance Amount”) on the terms and subject to the conditions contained in the Tender Offer Memorandum (although the Offeror reserves the right, in its sole and absolute discretion and for any reason, to increase or decrease the Maximum Acceptance Amount).

Acceptance of Offer to Sell Preferred Securities and pro-ration

The Offeror will determine, in its sole and absolute discretion, the aggregate nominal amount of Preferred Securities accepted for purchase pursuant to the Offer (the "Acceptance Amount"). Until the Offeror announces whether it has decided to accept valid Offers to Sell pursuant the Offer and until the satisfaction or waiver of the New Financing Condition, no assurance can be given that any Preferred Securities validly Offered for Sale pursuant to the Offer will be accepted. Even if the New Financing Condition is satisfied, the acceptance of any Preferred Securities validly Offered for Sale is at the sole and absolute discretion of the Offeror and the Offeror reserves the absolute right not to accept any Preferred Securities validly Offered for Sale pursuant to the Offer.

If the Offeror decides to accept Preferred Securities for purchase pursuant to the Offer and in the event that valid Tender Instructions are received in respect of an aggregate nominal amount of Preferred Securities which is greater than the Acceptance Amount, such Tender Instructions will be accepted on a pro rata basis such that the aggregate nominal amount of Preferred Securities accepted for purchase is no greater than the Acceptance Amount, as further set out in the Tender Offer Memorandum.

For the avoidance of doubt, the Offeror will determine the Acceptance Amount in its sole and absolute discretion.

Extension, Termination and Amendment

The Offeror reserves the right to extend, withdraw, terminate or amend the terms and conditions of the Offer at any time following the announcement of the Offer and prior to the announcement of the result of the Offer, as described in the Tender Offer Memorandum under the heading "Extension, Termination and Amendment".

Expected Timetable of Events

Events/Dates	Times and Dates

Launch Date Offer announced and Tender Offer Memorandum available to Qualifying Holders upon request from the Tender Agent	24 June 2025
Pricing of the New Preferred Securities	24 June 2025
Announcement of the Maximum Acceptance Amount Announcement of the Maximum Acceptance Amount for the Offer.	As soon as reasonably practicable following pricing of the New Preferred Securities

Expiration Time

Deadline for receipt by the Tender Agent of Tender Instructions.

Qualifying Holders should note that Tender Instructions must be submitted in accordance with the deadlines of the Clearing System, which will be before the Expiration Time.

5.00 p.m. (CET) on 30 June 2025

Announcement of the Results of the Offer

Announcement of (i) whether the Offeror will accept any Preferred Securities pursuant to the Offer and, if so accepted, (ii) confirmation of the Settlement Date, Acceptance Amount, the pro-ration factor (if any) and the nominal amount of Preferred Securities that will remain outstanding after the Settlement Date.

1 July 2025

New Preferred Securities Settlement Date

Issue of New Preferred Securities and settlement of such new issue (subject to the satisfaction of certain conditions precedent set out in the subscription agreement to be entered into by the Offeror and the relevant managers in respect of the New Preferred Securities).

Expected to be 2 July 2025

Settlement Date

Subject to satisfaction or waiver of the New Financing Condition on or prior to such date, settlement of the Offer.

Payment of Tender Consideration in respect of Preferred Securities accepted for purchase.

Expected to be 2 July 2025

This is an indicative timetable and is subject to the right of the Offeror to extend, re-open, amend and/or terminate the Offer (subject to applicable law and as provided in the Tender Offer Memorandum).

Announcements and notices to be given to Qualifying Holders in connection with the Offer will be made (i) by way of communication to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) (the "CNMV") and (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Announcements may also be made by issue of a press release to one or more Notifying News Service(s). Announcements and notices will also be disseminated to U.S. holders in English. Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender Agent.

Significant delays may be experienced where notices are delivered through the Clearing Systems and Qualifying Holders are urged to contact the Tender Agent for the relevant announcements during the Offer Period.

Qualifying Holders are advised to check with any Intermediary through which they hold their Preferred Securities as to the deadlines by which such Intermediary would require receipt of instructions from Qualifying Holders to participate in, or to withdraw their instructions to participate in, the Offer in accordance with the terms and conditions of the Offer as described in the Tender Offer Memorandum in order to meet the relevant deadlines (which will be earlier than the deadlines set out above) and the corresponding deadlines set by the Clearing Systems.

Banco Santander, S.A and Santander US Capital Markets LLC are acting as Dealer Managers for the Offer and Kroll Issuer Services Limited is acting as Tender Agent. For detailed terms of the Offer please refer to the Tender Offer Memorandum which (subject to offer and distribution restrictions) can be obtained from the Dealer Managers and the Tender Agent referred to below.

Holders having questions regarding the Offer may contact the Dealer Managers and the Tender Agent at the contact details set out at the end of this announcement. Questions or requests for assistance in participating in the Offer and the delivery of Tender Instructions may be directed to the Tender Agent.

DEALER MANAGERS

Banco Santander, S.A. Ciudad Grupo Santander Avenida de Cantabria s/n 28660 Madrid, Spain Attn: Liability Management Email: liabilitymanagement@gruposantander.com	Santander US Capital Markets LLC
437 Madison Avenue, 8th Floor
New York, New York 10022
United States
Tel (U.S. Toll Free): +1 (855) 404-3636
Tel (collect): +1 (212)  350-0660
Attn: Liability Management Team
Email: AmericasLM@santander.us

THE TENDER AGENT
Kroll Issuer Services Limited
The News Building
3 London Bridge Street
London SE1 9SG
United Kingdom
Tel: +44 20 7704 0880
Attn: Scott Boswell
Email: santander@is.kroll.com
Website: https://deals.is.kroll.com/santander

Boadilla del Monte (Madrid), 24 June 2025

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

IMPORTANT INFORMATION

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If any Qualifying Holder is in any doubt as to the contents of this announcement, the Tender Offer Memorandum or the action it should take, it is recommended to seek its own financial, legal, regulatory and tax advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. No offer or invitation to acquire any securities is being made pursuant to this announcement.

None of the Offeror, the Dealer Managers or the Tender Agent or any of their respective directors, employees, officers, agents or affiliates expresses any opinion about the merits of the Offer or makes any recommendation as to whether or not any Qualifying Holder should Offer to Sell its Preferred Securities and no one has been authorised by the Offeror, the Dealer Managers or the Tender Agent to make any such recommendation.

OFFER RESTRICTIONS

United Kingdom

The communication of the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to, and may only be acted upon by, those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Tender Offer Memorandum and any documents or offering materials relating to the Offer may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation, as amended, and Article L.411-2 of the French Code monétaire et financier as amended from time to time. The Tender Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Republic of Italy

None of the Offer, the Tender Offer Memorandum or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Preferred Securities that are located in Italy may tender their Preferred Securities in the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Preferred Securities and/or the Offer.

Spain

Neither the Offer nor the Tender Offer Memorandum constitute an offer of securities or the solicitation of an offer of securities in Spain which require the approval and the publication of a prospectus under Regulation (EU) 2017/1129, Spanish Law 6/2023, of 17 March, on the Securities Markets and the Investment Services (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión), as amended from time to time, and its ancillary and related regulations. Accordingly, the Tender Offer Memorandum has not been and will not be submitted for approval nor approved by the CNMV.

General

The Tender Offer Memorandum does not constitute an offer to buy or the solicitation of an offer to sell Preferred Securities, and tenders of Preferred Securities for purchase pursuant to the Offer will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful.

Each holder of Preferred Securities participating in the Offer will also be deemed to give certain representations and warranties in respect of the jurisdictions referred to above and generally as set out in "Procedures for submitting Offers to Sell - Representations, warranties and undertakings by the Holders and Direct Participants" of the Tender Offer Memorandum. Any Offer to Sell Preferred Securities pursuant to the Offer from a Holder or its Direct Participant that is unable to make these representations and warranties will not be accepted. Each of the Offeror, the Dealer Managers and the Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any Offer to Sell Preferred Securities, whether any such representation and warranty given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror, the Dealer Managers or the Tender Agent determines (for any reason) that such representation and warranty is not correct, such Offer to Sell shall not be accepted.

NEW PREFERRED SECURITIES

The offering of the New Preferred Securities may be restricted by law in certain jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of any such jurisdiction.

PROHIBITION ON MARKETING AND SALES TO RETAIL INVESTORS: The New Preferred Securities are complex financial instruments with high risk and are not a suitable or appropriate investment for all investors. Each of the managers participating in the issue of the New Preferred Securities (the " Managers") has represented and agreed that the offers of the New Preferred Securities in the European Economic Area ("EEA") and in the United Kingdom ("UK") shall only be made to eligible counterparties and professional clients, each as defined in Directive 2014/65/EU on markets in financial instruments (as amended, "MiFID II") or the FCA Handbook Conduct of Business Sourcebook ("COBS"). Additionally, in some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the New Preferred Securities. Potential investors in the New Preferred Securities should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the New Preferred Securities (or any beneficial interests therein).

Investors in Hong Kong should not purchase the New Preferred Securities in the primary or secondary markets unless they are professional investors (as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and its subsidiary legislation, "Professional Investors") only and understand the risks involved. The New Preferred Securities are generally not suitable for retail investors.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The New Preferred Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document (KID) required by Regulation (EU) No. 1286/2014 on key information documents for packaged and retail and insurance-based investment products (the "PRIIPs Regulation") for offering or selling the New Preferred Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Preferred Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The New Preferred Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of the UK domestic law by virtue of the UK domestic law by virtue of European Union (Withdrawal) Act of 2018 (the "EUWA"); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the "FSMA") and any rules or regulations made under the FSMA to implement Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the UK domestic law by virtue of the EUWA ("UK MiFIR"); or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of UK domestic law by virtue of the EUWA.

Consequently no key information document required by the PRIIPs regulation as it forms part of UK domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the New Preferred Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Preferred Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the New Preferred Securities has led to the conclusion that: (i) the target market for the New Preferred Securities is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the New Preferred Securities to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the New Preferred Securities are incompatible with the needs, characteristic and objectives of retail clients (as defined in MiFID II). Any person subsequently offering, selling or recommending the New Preferred Securities (a "distributor") should take into consideration the manufacturers' target market assessment. However, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the New Preferred Securities (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the New Preferred Securities has led to the conclusion that: (i) the target market for the New Preferred Securities is only eligible counterparties, as defined in the COBS, and professional clients, as defined UK MiFIR; and (ii) all channels for distribution of the New Preferred Securities to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the New Preferred Securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The New Preferred Securities are being offered outside the United States to non-U.S. persons, pursuant to the provisions of Regulation S. The New Preferred Securities will not be registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. Any investment decision to purchase any New Preferred Securities should be made solely on the basis of the information contained in the preliminary offering circular relating to the New Preferred Securities that has been made available to investors together with pricing details.

This announcement is not being distributed to, and must not be passed on to, the general public in the UK and is not intended to be an invitation or inducement to engage in investment activity for the purpose of Section 21 of the FSMA. This announcement is directed only at: (i) persons who are outside the UK; (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Promotion Order; (iii) high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order or (iv) any other persons to whom this announcement for the purposes of Section 21 of the FSMA can otherwise lawfully be distributed (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any investment or investment activity to which this announcement relates is available only to and will be engaged in only with relevant persons.

The New Preferred Securities may not be offered or sold or distributed, nor may any subsequent resale of New Preferred Securities be carried out in Spain, except in circumstances which do not require the registration of a prospectus in Spain or without complying with all legal and regulatory requirements under Spanish securities laws. No publicity or marketing of any kind shall be made in Spain in relation to the New Preferred Securities.

Neither the New Preferred Securities nor the Offering Circular in connection thereof have been registered with the CNMV and therefore the Offering Circular is not intended for any offer of the New Preferred Securities in Spain that would require the registration of a prospectus with the CNMV.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of the New Preferred Securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Singapore Securities and Futures Act Product Classification – In connection with Section 309B of the Securities and Futures Act 2001 of Singapore (the "SFA") and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the "CMP Regulations 2018"), Santander has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the New Preferred Securities are 'prescribed capital markets products' (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in the MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and the MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

A COPY OF THE PRELIMINARY OFFERING CIRCULAR AND FINAL OFFERING CIRCULAR MAY BE OBTAINED BY ELIGIBLE INVESTORS FROM YOUR SALES REPRESENTATIVE.

The Managers are acting exclusively for the issuer of the New Preferred Securities and for no-one else in connection with the book-build and allocation process for the issuance of the New Preferred Securities. The Managers will not regard any other person (whether or not a recipient of this communication) as a client in relation to the New Preferred Securities and will not be responsible to anyone other than the issuer for providing the protections afforded to clients of the Managers, nor for providing services and/or advice in connection with the offering of the New Preferred Securities. Please contact your sales representative if you have any further questions. Information on the Managers fee (as the case may be) in connection with the New Preferred Securities is available from your usual sales representative upon request.

Notice to U.S. Investors

The proposed transaction relates to the securities of Banco Santander, S.A., a company incorporated in Spain. Information distributed in connection with the proposed transaction is subject to Spanish disclosure requirements that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the company is located in Spain and some or all of its officers and directors are residents of Spain. You may not be able to sue the company or its officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the company may purchase subject securities otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The New Preferred Securities will be offered outside the United States to non-U.S. persons, pursuant to the provisions of Regulation S. The New Preferred Securities will not be registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. Any investment decision to purchase any New Preferred Securities should be made solely on the basis of the information contained in the preliminary offering circular relating to the New Preferred Securities that will be made available to investors together with pricing details (when available).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 24, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance